Exhibit 99.1

Medigus: Polyrizon Submits a Patent Application for Prevention of Pathogens such as Coronavirus and Allergens from Affecting Nasal Tissue

In recent pre- clinical studies, Polyrizon products showed strong potential by preventing coronavirus and Influenza Virus H1N1 from interacting with epithelial host cells and by inhibiting cells' death.

OMER, Israel, September 2, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, today announced that Polyrizon Ltd., a privately held company which Medigus owns 35.86% of its share capital, has submitted an additional patent application to the United States Patent and Trademark Office for its innovative technology.

The invention generally pertains to the field of hydrogels that are capable to capture and contain biological assaults intrusion through the upper airways and eye cavities. Furthermore, the invention details a novel modality for a delivery system for drugs through the nasal mucosa that could get more drug into the body, and resides longer in the nasal cavity.

Recent pre-clinical data by Polyrizon, showed that its product candidate has the potential to reduce the risk of an infection with human coronavirus and may also prevent COVID-19 as well as Influenza Virus H1N1 and may potentially also treat additional Cold viruses.

Polyrizon’s product candidate protects the nasal cavity and the respiratory tract, prevents the virus from colonizing in the upper respiratory, potentially decreases the viral load and facilitates the immune system to control the virus more effectively.

This pre-clinical data highlights the Capture and Contain (C&C™) impact of Polyrizon’s product line that can be extended against Coronavirus, Influenza and Cold viruses and a variety of different respiratory viruses.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus' affiliations in the medical solutions arena consist of ownership in ScoutCam (OTCQB: SCTC), Inc, and Polyzion, LTD. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE:GIX), Jeff's Brands and Eventer Technologies, Ltd. In the electric vehicle market, Charging Robotics, Ltd. and Revolz are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing conclusions from Polyrizon’s pre-clinical study, the potential of Polyrizon’s product candidate on the viral load and the immune system and the product candidate’s preventative effect. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus and Polyrizon are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com